September 4, 2018

VIA EDGAR

David Orlic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to U.S. Securities and Exchange Commission Staff Comments on the Preliminary Joint Proxy Statement on Schedule 14A for EQ Advisors Trust (File No. 811-07953) and AXA Premier VIP Trust (File No. 811-10509)

Dear Mr. Orlic:

On behalf of EQ Advisors Trust (the “EQ Trust”) and AXA Premier VIP Trust (the “VIP Trust”) (each, a “Trust” and together, the “Trusts”), set forth below are comments that you provided on August 31, 2018, concerning the Trusts’ preliminary joint proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 24, 2018, and the Trusts’ responses thereto. The joint proxy statement is to be used in connection with a joint special meeting of the shareholders of the series (each, a “Portfolio” and together, the “Portfolios”) of the Trusts anticipated to be held on October 25, 2018 (the “Meeting”). At the Meeting, shareholders of the Portfolios will be asked to approve new investment advisory agreements between AXA Equitable Funds Management Group, LLC (“FMG LLC”), the Portfolios’ investment adviser, and the relevant Trust. Shareholders of the Portfolios for which AllianceBernstein L.P. (“AllianceBernstein”), AXA Investment Managers, Inc. (“AXA IM”), or AXA Rosenberg Investment Management LLC (“AXA Rosenberg”), each an affiliate of FMG LLC, currently serves as a sub-adviser also will be asked to approve new investment sub-advisory agreements between FMG LLC and AllianceBernstein, AXA IM, or AXA Rosenberg, as applicable. These new investment advisory and investment sub-advisory agreements are presented in response to anticipated changes to the indirect ownership of FMG LLC and certain of its affiliated investment advisers. Shareholders of certain Portfolios for which SSgA Funds Management, Inc. (“SSgA”) currently serves as a sub-adviser also will be asked to approve a new investment sub-advisory agreement between FMG LLC and AllianceBernstein. Shareholders of each Trust also will be asked to elect the Board of Trustees of the Trust. Your comments are set forth in italics and are followed by the Trusts’ responses. Unless otherwise noted, defined terms have the same meanings as in the joint proxy statement.

David Orlic

September 4, 2018

Comments on Proxy Materials

1.        Comment (Contractholder Voting Instructions): On page ii, under the heading “HOW AN INSURANCE COMPANY WILL VOTE,” the third sentence refers to a “consolidated voting instruction card” and states, “Shares in each investment division of a Separate Account that is invested in one or more Portfolios for which an Insurance Company receives both a consolidated voting instruction card and individual ballots that are signed and timely returned and not revoked but are marked to indicate conflicting voting instructions will be treated as an instruction to vote the shares in accordance with the instructions marked on the individual ballots.” Please revise as necessary, including to make clear that a later dated proxy card will supersede a prior dated proxy card.

Response: The Trusts have deleted from the Contractholder Voting Instructions the discussion relating to the consolidated voting instruction cards, as the Trusts’ proxy solicitor has determined that such cards will not be used in connection with the proxy solicitation. In addition, the Trusts submit that the following disclosure, “[a]t any time prior to an Insurance Company’s voting at the Meeting, a Contractholder may revoke his or her voting instructions with respect to that investment division by … properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet….,” which currently appears in the Contractholder Voting Instructions, makes clear that a later-dated card will supersede a prior-dated card. In response to the staff’s comment, the Trusts have inserted a hard return so that this disclosure appears more prominently, in a stand-alone paragraph.

The Trusts have revised the affected portions of the Contractholder Voting Instructions as follows:

HOW TO INSTRUCT AN INSURANCE COMPANY

To instruct an Insurance Company as to how to vote the shares held in the investment divisions of its Separate Accounts, Contractholders are asked to promptly complete their voting instructions on the enclosed voting instruction card(s), sign and date the voting instruction card(s), and mail the voting instruction card(s) in the accompanying postage-paid envelope. Contractholders also may provide voting instructions by telephone at 1-800-690-6903 or by Internet at our website at www.proxyvote.com.

If a voting instruction card is not marked to indicate voting instructions but is signed and timely returned, it will be treated as an instruction to vote the shares “FOR” the applicable Proposals.

~~A separate voting instruction card identifying each Proposal applicable to a particular Portfolio will be prepared and mailed to each Contractholder who is entitled to~~

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September 4, 2018

~~provide voting instructions with respect to that Portfolio. Contractholders who are invested in shares of two or more Portfolios may receive a form of voting instruction card that contains both (i) individual voting instruction cards (or “ballots”), one for each such Portfolio, each of which identifies the Proposals applicable to that Portfolio, and (ii) a so-called “consolidated” voting instruction card that identifies the Proposals applicable to all of the Contractholder’s Portfolios. The individual ballots provide a means for a Contractholder who is invested in shares of more than one Portfolio to indicate voting instructions separately on each Proposal applicable to each Portfolio. The consolidated voting instruction card is provided as a convenient means for a Contractholder who is invested in shares of more than one Portfolio to indicate the same voting instructions for multiple Portfolios with respect to the Proposals, as applicable. A Contractholder who receives this form of voting instruction card may choose to vote each Portfolio separately using the individual ballots or vote all Portfolios in the same manner using the consolidated voting instruction card. The form of voting instruction card provides instructions for using the individual ballots versus the consolidated voting instruction card.~~

The number of shares held in the investment division of a Separate Account corresponding to a Portfolio for which a Contractholder may provide voting instructions was determined as of the Record Date by dividing (i) a Contract’s account value (minus any Contract indebtedness) allocable to that investment division by (ii) the net asset value of one Share of the corresponding Portfolio. Each whole share of a Portfolio is entitled to one vote as to each matter with respect to which it is entitled to vote and each fractional share is entitled to a proportionate fractional vote. [hard return inserted here]

At any time prior to an Insurance Company’s voting at the Meeting, a Contractholder may revoke his or her voting instructions with respect to that investment division by providing the Insurance Company with a properly executed written revocation of such voting instructions, properly executing later-dated voting instructions by a voting instruction card, telephone or the Internet, or appearing and providing voting instructions in person at the Meeting.

HOW AN INSURANCE COMPANY WILL VOTE

An Insurance Company will vote the shares for which it receives timely voting instructions from Contractholders in accordance with those instructions. Shares in each investment division of a Separate Account that is invested in one or more Portfolios for which an Insurance Company receives a voting instruction card that is signed and timely returned but is not marked to indicate voting instructions will be treated as an instruction to vote the shares “FOR” each applicable Proposal. ~~Shares in each investment division of a Separate Account that is invested in one or more Portfolios for which an Insurance Company receives both a consolidated voting instruction card and individual ballots that~~

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September 4, 2018

~~are signed and timely returned and not revoked but are marked to indicate conflicting voting instructions will be treated as an instruction to vote the shares in accordance with the instructions marked on the individual ballots.~~ Shares in each investment division of a Separate Account that is invested in one or more Portfolios for which an Insurance Company receives no timely voting instructions from Contractholders, or that are attributable to amounts retained by an Insurance Company and its affiliates as surplus or seed money, will be voted by the applicable Insurance Company either “FOR” or “AGAINST” approval of each applicable Proposal, or as an abstention, in the same proportion as the shares for which Contractholders have provided voting instructions to the Insurance Company. As a result of such proportional voting by the Insurance Companies, it is possible that a small number of Contractholders could determine the outcome of any Proposal.

2.        Comment (Joint Proxy Statement): The staff notes that Exhibits M and N in the joint proxy statement for the EQ Trust and the VIP Trust include comparison charts for the advisory and sub-advisory agreements, but comparison charts are not included in the 1290 Funds proxy statement. Please explain the reason for not including similar charts in the 1290 Funds proxy statement.

Response: The joint proxy statement for the EQ Trust and the VIP Trust includes a comparison chart for the current and new advisory agreements because four current advisory agreements (three with respect to the EQ Portfolios and one with respect to the VIP Portfolios), which vary from one another in certain respects, are proposed to be replaced with the new form of advisory agreement. The proxy statement for 1290 Funds does not include a comparison chart for the current and new advisory agreements because only one current advisory agreement is proposed to be replaced with the new form of advisory agreement. Since the comparison for 1290 Funds includes only one current agreement and one proposed new agreement, the comparison can be set forth entirely in the proposal itself and a chart is not necessary.

Similarly, the joint proxy statement for the EQ Trust and the VIP Trust includes a comparison chart for the current and new sub-advisory agreements because five current sub-advisory agreements (three with respect to AllianceBernstein, one with respect to AXA IM, and one with respect to AXA Rosenberg), which vary from one another in certain respects, are proposed to be replaced with the new form of sub-advisory agreement. The proxy statement for 1290 Funds does not include a comparison chart for the current and new sub-advisory agreements because only two current sub-advisory agreements (one with respect to AXA IM, and one with respect to AXA Rosenberg), which are substantially similar to one another, are proposed to be replaced with the new form of sub-advisory agreement. As such, the comparison for 1290 Funds does not present as many differences as the comparison for the EQ Portfolios and can be set forth entirely in the respective proposals themselves.

David Orlic

September 4, 2018

3.        Comment (Joint Proxy Statement): Page 9 of the proxy statement includes the following statement: “It is possible that AXA’s divestment of AEH may take place by means of a sale to a single buyer or group of buyers.” Please add disclosure explaining here that if a single person or group acting together gains control of AEH, shareholders will have an opportunity to vote on that change of control.

Response: The Trusts have revised the disclosure at page 9 of the joint proxy statement as follows:

It is possible that AXA’s divestment of AEH may take place by means of a sale to a single buyer or group of buyers. As further described below, if a single person or group acting together subsequently gains “control” (as defined in the 1940 Act) of AEH, shareholders will have the opportunity to vote on new investment advisory and investment sub-advisory agreements that are prompted by that change of control.

4.        Comment (Joint Proxy Statement): On page 13, in the paragraph discussing compliance with Section 15(f) of the 1940 Act, please revise the second sentence in the paragraph to state that the “no unfair burden” condition of Section 15(f) requires that, for a two-year period, there is no “unfair burden” imposed on the investment company as a result of the transaction or as a result of any express or implied terms, conditions or understandings applicable to the assignment.

Response: The Trusts have made the requested change at page 13 of the joint proxy statement and have made conforming changes elsewhere in the joint proxy statement.

5.        Comment (Joint Proxy Statement): Page 16 of the proxy statement includes a statement that “the description of the New Advisory Agreements . . . is qualified in its entirety by reference to the forms of the New Advisory Agreements for each of the EQ Trust and the VIP Trust . . .” Please replace this statement with a statement to the effect that shareholders should refer to the agreements themselves for additional details.

Response: The Trusts have revised the disclosure at page 16 of the joint proxy statement, and have made conforming changes elsewhere in the joint proxy statement, as follows:

For more complete information and for all of the provisions ~~The description~~ of the New Advisory Agreements, please ~~set forth in this Joint Proxy Statement is qualified in its entirety by~~ refer~~ence~~ to the forms of the New Advisory Agreements for each of the EQ Trust and the VIP Trust, which are substantially identical to each other except for the names of the Portfolios covered by each agreement and their fee schedules, and which are attached to this Joint Proxy Statement as Exhibits C and D, respectively.

For more complete information and for all of the provisions ~~The description~~ of the New Sub-Advisory Agreements, please ~~set forth in this Joint Proxy Statement is qualified~~

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September 4, 2018

~~in its entirety by~~ refer~~ence~~ to the form of the New Sub-Advisory Agreements, which is substantially identical with respect to each Sub-Advised Portfolio, except with respect to the named Affiliated Sub-Adviser, the names of the Portfolios covered by the particular agreement, and the fee schedules, and which is attached to this Joint Proxy Statement as Exhibit H.

For more complete information and for all of the provisions ~~The description~~ of the New Sub-Advisory Agreement, please ~~set forth in this Joint Proxy Statement is qualified in its entirety by~~ refer~~ence~~ to the form of the New Sub-Advisory Agreement, which is substantially identical with respect to each Sub-Advised Portfolio except with respect to the fee schedules, and which is attached to this Joint Proxy Statement as Exhibit H.

6.        Comment (Joint Proxy Statement): On page 27, in the section “MATTERS CONSIDERED BY THE BOARDS,” please remove the disclosure that refers to regulatory assurances previously provided by the staff of the U.S. Securities and Exchange Commission to another fund complex.

Response: The Trusts have made the requested change, as follows:

~~The Board was informed by the Adviser and its counsel that the staff of the U.S. Securities and Exchange Commission had previously provided regulatory assurances to another fund complex that it would not object to seeking shareholder approval of both new advisory agreements and future agreements at a single meeting, in similar circumstances.~~

7.        Comment (Joint Proxy Statement): On page 36, in Proposal 4 under the heading, “Comparison of the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement,” there is a table setting forth the annual sub-advisory fee rates. Please provide a similar table with respect to Proposals 1-3, or please explain why similar tables are not included.

Response: Proposal 4, under the heading, “Comparison of the Current Sub-Advisory Agreement and the New Sub-Advisory Agreement,” includes a table setting forth the annual sub-advisory fee rates because — although the sub-advisory fee rates are not changing — in Proposal 4, shareholders of (only) three EQ Portfolios are being asked to replace the current sub-adviser, SSgA, with AllianceBernstein. The EQ Trust believes that this placement is helpful in the context of Proposal 4. Similar tables are not included in Proposals 1-3, however, because shareholders are not being asked to replace the current adviser or sub-advisers, as applicable, and because these proposals collectively apply to many Portfolios. The Trusts note that, for this reason, Proposals 1.A., 1.B., 1.C. and Proposal 2, under the heading, “Comparison of the Current Advisory Agreements and the New Advisory Agreements,” include cross-references to the exhibits that set forth the management fee rates and fees, as follows:

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September 4, 2018

Fees. No changes to the fee schedules for the Portfolios are proposed in the New Advisory Agreements. . . . Each Portfolio’s investment management fee, payable monthly, is calculated based upon the average daily net assets of the Portfolio pursuant to the fee schedule set forth in Exhibits C and D. The effective management fee rate (net of fee waivers and expense reimbursements, where applicable) for each Portfolio as a percentage of average daily net assets and the management fees paid by each Portfolio to the Adviser during the fiscal year ended December 31, 2017, are listed in Exhibit E.

The EQ Trust has revised Proposals 3.A., 3.B. and 3.C., under the heading, “Comparison of the Current Sub-Advisory Agreements and the New Sub-Advisory Agreements,” to include similar cross-references to the exhibits that set forth the sub-advisory fee rates and fees, as follows:

Fees; Services to Be Provided. No changes to the fee schedules are proposed in the New Sub-Advisory Agreements. Under both the Current Sub-Advisory Agreements and the New Sub-Advisory Agreements, the Adviser, and not a Sub-Advised Portfolio, pays the sub-adviser a sub-advisory fee out of the advisory fee it receives from each Sub-Advised Portfolio. . . . The Adviser pays each sub-adviser monthly compensation pursuant to the fee schedule set forth in Exhibit H. The sub-advisory fee rate (as a percentage of a Sub-Advised Portfolio’s average daily net assets) and the sub-advisory fees paid by the Adviser to each sub-adviser during the fiscal year ended December 31, 2017, are listed in Exhibit I.

8.        Comment (Joint Proxy Statement): The following statement appears on page 45, under the heading, “Nominees”: “With respect to each Trust, to be elected, persons nominated as Trustees must receive a plurality of the votes cast, which means that the twelve (12) Nominees receiving the highest number of votes cast at the Meeting will be elected as long as the votes “FOR” a Nominee exceed the votes “AGAINST” that Nominee.” This statement does not appear to accurately describe the operation of the plurality vote standard. Please revise to indicate that, because the nominees are unopposed, all are likely to be elected, as votes not cast, or votes to withhold, will have no effect on the outcome.

Response: The Trusts have revised the disclosure under the heading “Nominees” as follows and have made a conforming change to the sentence about plurality voting where it appears elsewhere in the joint proxy statement:

Each Nominee has consented to being named in this Joint Proxy Statement and indicated his or her willingness to serve if elected. In the unanticipated event that any Nominee should be unable to serve, the persons named as proxies may vote for such other person as shall be designated by the applicable Board. The persons named on the accompanying proxy card intend to vote at the Meeting (unless otherwise directed) for the election of the Nominees named below as Trustees of each Trust. With respect to each Trust, to be elected, persons nominated as Trustees must receive a plurality of the

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September 4, 2018

votes cast, which means that the twelve (12) Nominees receiving the highest number of votes cast at the Meeting will be elected ~~as long as the votes “FOR” a Nominee exceed the votes “AGAINST” that Nominee~~, even if they receive approval from less than a majority of the votes cast. Because the Nominees are running unopposed, the Nominees are expected to be elected as Trustees, as all Nominees who receive votes in favor will be elected. Abstentions, not being votes cast, will have no effect on the outcome of Proposal 5. Subject to the foregoing, if elected by shareholders of a Trust, each Nominee who would be new to the Board of that Trust would begin service as a Trustee of that Trust on or about January 1, 2019.

9.        Comment (Joint Proxy Statement): The table on page 58 showing nominee ownership of portfolio shares provides information as of December 31, 2017. Please provide this information as of the most recent practicable date.

Response: The Trusts will make the requested change and update the information as of the most recent practicable date.

10.        Comment (Joint Proxy Statement): In Exhibit B, in addition to providing the date that the agreement was last approved by shareholders, please also provide the reason that the agreement was put up for approval.

Response: The Trusts have made the requested change. In Exhibit B, the Trusts have indicated that, in the case of each listed Portfolio, the initial sole shareholder approved the current advisory agreement. Similarly, in Exhibit G, the EQ Trust has indicated that, in the case of each listed Sub-Advised Portfolio (other than the EQ/Small Company Index Portfolio), the initial sole shareholder approved the current sub-advisory agreement and that, in the case of the EQ/Small Company Index Portfolio, public shareholders approved the current sub-advisory agreement with AllianceBernstein in connection with the appointment of that affiliated sub-adviser.

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

David Orlic

September 4, 2018

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:     Patricia Louie, Esq.

 William MacGregor, Esq.

 Kiesha Astwood-Smith, Esq.

    AXA Equitable Funds Management Group LLC